FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, DC 20006
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com

September 24, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FrontView REIT, Inc. Registration Statement on Form S-11 Filed September 9, 2024 File No. 333-282015

Ladies and Gentlemen:

On behalf of FrontView REIT, Inc. (the “Company”), we are today filing an amendment to the Company’s above-referenced Registration Statement on Form S-11 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 19, 2024, relating to the Registration Statement. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Your numbered comments originally issued with respect to the Registration Statement are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used herein without definition have the meanings given in Amendment No. 1.

Registration Statement on Form S-11
Risk Factors
Termination of our employment agreements with certain members ..., page 42

1.
We note your response to comment 7 of our letter dated September 19, 2023. Please revise your risk factor to disclose the circumstances under which you would be required to pay members of management termination fees and identify the members to which this applies.

The Company acknowledges the Staff’s comment and has updated the risk factor on page 42 of Amendment No. 1 to disclose the circumstances under which the Company would be required to pay members of management termination fees and to identify the members of management to which this applies.

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Fried, Frank, Harris, Shriver & Jacobson LLP

Division of Corporation Finance - Office of Real Estate & Construction United States Securities and Exchange Commission	September 24, 2024

Pro Forma Condensed Consolidated Financial Statements, page F-9

2.
We note your disclosure on page 75 indicates your New Delayed Draw Term Loan will be used to repay the existing indebtedness outstanding under the ABS Notes. We further note disclosure throughout your filing that the anticipated repayment date for the ABS Notes is December 2024. Please revise to present the pro forma effect from the draw of the New Delayed Draw Term Loan and the repayment of your ABS Notes within your pro forma financial statements, or tell us how you determined the presentation of this transaction is not necessary. Reference is made to Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the presentation on page F-9 in its unaudited pro forma condensed consolidated financial statements to reflect the pro forma effect from the draw of the New Delayed Draw Term Loan and the repayment of the ABS Notes.

3.
We refer you to your Adjustment (G) to the Unaudited Pro Forma Condensed Consolidated Statement of Operations. Please revise to also remove the related $337,000 gain on sale of real estate, or tell us how you determined such revision is not necessary.

The Company acknowledges the Staff’s comment and has revised Adjustment (G) to its unaudited pro forma condensed consolidated statement of operations to remove the related $337,000 gain on sale of real estate.

Exhibit 8.1, page II-4

4.
We note the disclosure states that the opinion “is rendered only to you and is solely for your benefit.” Please have counsel revise to clarify that shareholders may rely on the opinion. For guidance, please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (CF).

The Company acknowledges the Staff’s comment and has filed an updated Exhibit 8.1 opinion to Amendment No. 1 stating that shareholders may rely on the opinion.

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (202) 639-7486.

Very truly yours,

/s/ Stuart A. Barr
Stuart A. Barr

cc:          FrontView REIT, Inc.

Stephen Preston
Co-Chief Executive Officer and Co-President

Randall Starr
Co-Chief Executive Officer and Co-President